[PVH CORP. LETTERHEAD]

October 5, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    PVH Corp.
Form 10-K for Fiscal Year Ended January 30, 2011
Filed March 30, 2011
Form 10-Q for the Fiscal Quarter Ended July 31, 2011
Filed September 8, 2011
Response Letter Dated September 16, 2011
File No. 001-07572

Dear Ms. Jenkins:

PVH Corp. (the “Company”) has received the comments of the staff of the Commission (the “Staff”) set forth in your letter dated September 29, 2011 (the “Comment Letter”). As discussed with the Staff this afternoon, this letter confirms that the Company requested, and the Staff granted, an extension to October 21, 2011, for the date by which the Company must provide its response to the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter at (212) 381-3552.

Very truly yours,

/s/ Bruce Goldstein
Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield
Mr. Emanuel Chirico
Mr. Michael Shaffer
Mr. Mark D. Fischer, Esq.